Contact

www.linkedin.com/in/madeleine-
hamann-06b95347 (LinkedIn)
www.mod.ucsd.edu/ (Company)
www.instagram.com/ocean_tunnel/
(Other)
www.instagram.com/
the.toxic.unicorn/ (Other)

Top Skills

Marketing Strategy
Digital Marketing
Matlab

Languages

German

Honors-Awards

NSF Graduate Research Fellowship

Publications

Tropical cyclone inundation potential
on the Hawaiian Islands of Oahu and
Kauai

A reflecting, steepening, and
breaking internal tide in a submarine
canyon

Generation and Propagation of
Nonlinear Internal Waves in Sheared
Currents Over the Washington
Continental Shelf

Madeleine Hamann

Oceanographer Turned Entrepreneur | Redefining Gluten-Free with
Regenerative Buckwheat | Marketing Director on a Climate Mission
San Diego County, California, United States

Summary

I've made my way through many career iterations and transitions to
land myself in the role of Co-Founder and Director of Marketing at
PACHA. Turns out, the smorgasbord of experience and comfort in a
cut-your-teeth-on-the-job role are exactly what a company founder
needs. Adaptable, organized, and willing to find the tools I need to
get the job done.

Reflecting on my path (B.S. in Civil Engineering, PhD in
Oceanography; Production of field research campaigns, large-scale
art installations, Burning Man theme camps; managing the COVID
transition to remote work for a 40-person science and engineering
team; scrapping the degree and starting a bread company) I note a
common thread of finding work that makes the best use of my skills
towards the goal of healing humanity's relationship with our home
planet.

I was motivated to study Ocean Science as I had demonstrated
aptitude for analytical thinking, and I believed more needed to be
understood about climate change in order for humanity to address
it. When I realized that knowing more wasn't making a difference, I
knew a shift was coming. I realized, too, that my math and science
skillset might not be as powerful as my ability to organize and
execute projects in the face of a global issue. So, the pivot to
founding a company focused on leveraging the healthy eating market
to support farmers' transitions to Regenerative Agriculture actually
made some sense…

I suppose you'd call me a Renaissance Woman.

_____

Experience

PACHA
Director of Marketing

January 2020 - Present (4 years 4 months)
San Diego, California, United States

I am the co-founder and Director or Marketing at PACHA. My primary responsibilities include overseeing: Direct To Consumer and digital marketing, retail marketing (mainly Whole Foods), creative and content creation, Social Media, Customer Service, and Affiliate marketinsg. Of course, as co-founder, I also wear other hats as needed. Everything from hopping onto the production line in a pinch, to analyzing sales data for future production projections. With a background in Ocean Science, working with data is my forte and I work with that skill across departments as needed.

Scripps Institution of Oceanography
Postdoctoral Scholar and Project Manager
December 2019 - November 2020 (1 year)
Greater San Diego Area

Created virtual structures for electrical and mechanical engineers to transition to at-home work environments but work collaboratively during COVID-19 pandemic.
Worked on projects for U.S. Navy.

Scripps Institution of Oceanography
6 years 2 months

PhD Candidate
June 2017 - October 2019 (2 years 5 months)
La Jolla, CA

Graduate Student Researcher
September 2013 - June 2017 (3 years 10 months)

Bonefish Grill
Server
May 2010 - August 2013 (3 years 4 months)

Department of Civil & Environmental Engineering & Earth Sciences at Notre Dame
Research Assistant
September 2010 - May 2013 (2 years 9 months)
Computational Hydraulics Laboratory

University of Notre Dame
Student Manager

January 2010 - December 2012 (3 years)
Reckers Cafe

Ohio State University College of Food, Agricultural, and Environmental Sciences
Research Assistant
May 2011 - July 2011 (3 months)
Computational Hydraulics and Informatics Laboratory

Education

University of California San Diego

Doctor of Philosophy - PhD, Physical Oceanography · (2013 - 2019)

University of California San Diego

Master's degree, Oceanography, Chemical and Physical · (2013 - 2017)

University of Notre Dame

Bachelor of Science (B.S.), Civil Engineering and Environmental Geosciences · (2009 - 2013)